Alcon Reports Full-Year 2024 Results, with Strong Top-line and Earnings Growth and Record Cash Generation
•Full-year 2024 sales of $9.8 billion, up 5%, or up 6% constant currency1 (cc)
•Full-year 2024 diluted EPS of $2.05, up 5% on a reported basis, or up 11% cc;
core diluted EPS2 of $3.05 up 11% on a reported basis, or up 16% cc
•Generated record $2.1 billion of cash from operations in full-year 2024;
record free cash flow3 of $1.6 billion, up 120%
•Announced share repurchase authorization to offset dilution from associate equity incentive plans
Ad Hoc Announcement Pursuant to Art. 53 LR
Geneva, February 25, 2025 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and twelve month periods ending December 31, 2024. For the fourth quarter of 2024, sales were $2.5 billion, an increase of 6% on a reported and constant currency basis1, as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.57 and core diluted earnings per share2 of $0.72 in the fourth quarter of 2024.
"In 2024, our unwavering focus on innovation and operational excellence delivered another set of strong results," said David J. Endicott, Alcon's Chief Executive Officer. "This focus will continue into 2025 as we launch a wave of innovation that we expect to deliver long-term value to our customers, shareholders and associates."
Fourth-quarter and full-year 2024 key figures

	Three months ended December 31		Twelve months ended December 31
	2024	2023	2024	2023
Net sales ($ millions)	2,477	2,332	9,836	9,370
Operating margin (%)	15.9%	8.9%	14.4%	11.1%
Diluted earnings per share ($)	0.57	0.86	2.05	1.96
Core results (non-IFRS measure)[2]
Core operating margin (%)	20.1%	18.9%	20.6%	19.7%
Core diluted earnings per share ($)	0.72	0.70	3.05	2.74
Cash flows ($ millions)
Net cash flows from operating activities			2,077	1,388
Free cash flow (non-IFRS measure)[3]			1,604	730
1.Constant currency (cc) is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
2.Core results, such as core gross margin, core operating income, core operating margin and core diluted EPS, are non-IFRS measures. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
3.Free cash flow is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

Fourth-quarter and full-year 2024 results
Sales for the fourth quarter of 2024 were $2.5 billion, an increase of 6% on a reported and constant currency basis, compared to the fourth quarter of 2023. Sales for the full-year 2024 were $9.8 billion, an increase of 5% on a reported basis and 6% on a constant currency basis, compared to full-year 2023.
The following table highlights net sales by segment for the fourth quarter and full year of 2024:

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2024	2023	$	cc1 (non-IFRS measure)	2024	2023	$	cc1 (non-IFRS measure)

Surgical
Implantables	456	438	4	2	1,775	1,703	4	6
Consumables	738	688	7	7	2,861	2,719	5	6
Equipment/other	229	226	1	2	886	892	(1)	1
Total Surgical	1,423	1,352	5	5	5,522	5,314	4	5
Vision Care
Contact lenses	638	579	10	11	2,609	2,400	9	10
Ocular health	416	401	4	2	1,705	1,656	3	4
Total Vision Care	1,054	980	8	7	4,314	4,056	6	7
Net sales	2,477	2,332	6	6	9,836	9,370	5	6
Surgical growth reflects strength in international markets
For the fourth quarter of 2024, Surgical net sales, which include implantables, consumables and equipment/other, were $1.4 billion, an increase of 5% on a reported and constant currency basis versus the fourth quarter of 2023.
•Implantables net sales were $456 million, an increase of 4%. Excluding favorable currency impacts of 2%, Implantables net sales increased 2% in constant currency. Growth was led by advanced technology intraocular lenses in international markets, partially offset by slower market conditions and competitive pressures in the United States.
•Consumables net sales were $738 million, an increase of 7% on a reported and constant currency basis, driven by vitreoretinal and cataract consumables, including price increases.
•Equipment/other net sales were $229 million, an increase of 1%. Excluding unfavorable currency impacts of 1%, Equipment/other net sales increased 2% in constant currency as the prior year period benefited from strong demand for equipment in international markets.
For the full-year 2024, Surgical net sales were $5.5 billion, an increase of 4% on a reported basis and 5% on a constant currency basis versus full-year 2023.

Vision Care growth reflects strength in contact lenses
For the fourth quarter of 2024, Vision Care net sales, which include contact lenses and ocular health, were $1.1 billion, an increase of 8% on a reported basis and 7% on a constant currency basis, versus the fourth quarter of 2023.
•Contact lenses net sales were $638 million, an increase of 10%, driven by product innovation, including our toric and multifocal modalities, and price increases. Excluding unfavorable currency impacts of 1%, Contact lenses net sales increased 11% in constant currency.
•Ocular health net sales were $416 million, an increase of 4%. Excluding favorable currency impacts of 2%, Ocular health net sales increased 2% in constant currency, primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears. This growth was partially offset by declines in contact lens care and an impact of approximately 1% following the divestiture and out-licensing of rights to certain eye drops in China.
For the full-year 2024, Vision Care net sales were $4.3 billion, an increase of 6% on a reported basis and 7% on a constant currency basis versus the full-year 2023.
Operating income reflects margin expansion from operating leverage
Fourth-quarter 2024 operating income was $395 million, compared to $208 million in the prior year period. Operating margin increased 7.0 percentage points. Operating margin in the current year period included a $57 million net gain related to the divestment of certain product rights in China. The prior year period included $57 million of costs for the transformation program, which was completed in the fourth quarter of 2023, and $21 million of integration related expenses. Gross margin increased 0.6 percentage points reflecting favorable product mix and manufacturing efficiencies in Vision Care, partially offset by an increase in inventory provisions in Surgical. The current year period had improved operating leverage in selling, general and administration ("SG&A") expenses from higher sales, partially offset by higher investment in research and development ("R&D") in Surgical. Excluding a negative 0.1 percentage point impact from currency, operating margin increased 7.1 percentage points on a constant currency basis.
Adjustments to arrive at core operating income in the current year period were $103 million, mainly due to $169 million of amortization, partially offset by a $57 million net gain related to the divestment of certain product rights in China. Excluding these and other adjustments, fourth-quarter 2024 core operating income was $498 million.
Fourth-quarter 2024 core operating margin was 20.1%. Core operating margin increased 1.2 percentage points. Core gross margin increased 0.6 percentage points reflecting favorable product mix and manufacturing efficiencies in Vision Care, partially offset by an increase in inventory provisions in Surgical. Core operating margin included improved operating leverage in SG&A expenses from higher sales, partially offset by higher investment in R&D in Surgical. Excluding a negative 0.1 percentage point impact from currency, core operating margin increased 1.3 percentage points on a constant currency basis.
Operating income for full-year 2024 was $1.4 billion and operating margin was 14.4%, which increased 3.3 percentage points on a reported basis and 3.9 percentage points on a constant currency basis versus the prior year period. Adjustments to arrive at core operating income in the current year period were $614 million, mainly due to $667 million of amortization, partially offset by a $57 million net gain related to the divestment of certain product rights in China. Excluding these and other adjustments, core operating income was $2.0 billion.
Core operating margin for full-year 2024 was 20.6%, an increase of 0.9 percentage points on a reported basis and 1.4 percentage points on a constant currency basis versus the prior year period.

Diluted earnings per share
Fourth-quarter 2024 diluted earnings per share of $0.57 decreased 34% on a reported and constant currency basis, primarily due to tax expense in the current year period compared to a tax benefit in the prior year period, partially offset by higher operating income. Core diluted earnings per share of $0.72 increased 3% on a reported and constant currency basis versus the prior year period, primarily due to higher core operating income, partially offset by higher core tax expense.
Full-year 2024 diluted earnings per share of $2.05 increased 5%, or 11% on a constant currency basis, primarily due to higher operating income and a net benefit in other financial income & expense, partially offset by tax expense in the current year period compared to a tax benefit in the prior year period. Core diluted earnings per share for full-year 2024 of $3.05 increased 11%, or 16% on a constant currency basis versus the prior year period, primarily due to higher core operating income and a net benefit in other financial income & expense, partially offset by higher core tax expense.
Proposed dividend
The Company's Board of Directors proposed a dividend of CHF 0.28 per share, based on 2024 financial results. The Company's shareholders will vote on this proposal at the 2025 Annual General Meeting on May 6, 2025.
Cash flow highlights
The Company ended full-year 2024 with a cash position of $1.7 billion. Net cash flows from operating activities amounted to $2.1 billion in 2024, compared to $1.4 billion in the prior year period. The full-year 2024 includes increased collections associated with higher sales and lower transformation payments following completion of the transformation program in the fourth quarter of 2023, partially offset by higher associate short-term incentive payments, higher taxes paid due to the timing of payments and increased profitability and increased payments for operating expenses, including investment in R&D. The prior period included a cash outflow for a legal settlement. Both periods were impacted by changes in net working capital, with the prior year including a significantly higher build of inventory.
Free cash flow was a record inflow of $1.6 billion for full-year 2024, compared to $730 million in the prior year period, due to increased cash flows from operating activities and a decrease in capital expenditures.
Share repurchase authorization
On February 25, 2025, the Alcon Board of Directors authorized the repurchase of up to $750 million of the Company’s common shares. The shares to be acquired will be held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon expects to fund the repurchases through cash generated from operations. The program is subject to customary safe harbor conditions and authorization of the Swiss Takeover Board. The timing and total amount of share repurchases will depend upon a variety of factors. The share repurchase program is expected to be completed over a three year period, but may be suspended or discontinued at any time.

2025 outlook
The Company provided its 2025 outlook as per the table below.

2025 outlook[4,5]	as of February
Net sales (USD)	$10.2 to $10.4 billion
Change vs. prior year (cc)[1] (non-IFRS measure)	+6% to +8%
Core operating margin[2] (non-IFRS measure)	21% to 22%
Non-operating income & expense[6]	$200 to $220 million
Core effective tax rate[7] (non-IFRS measure)	~20%
Core diluted EPS[2] (non-IFRS measure)	$3.15 to $3.25
Change vs. prior year (cc)[1] (non-IFRS measure)	'+8% to +11%
This outlook assumes the following:
•Aggregated markets grow 4% to 5%;
•Exchange rates as of the end of January 2025 prevail through year-end;
•Approximately 499.5 million weighted-averaged diluted shares.5

4.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
5.Does not reflect the impact of the share repurchase program.
6.Non-operating income & expense includes interest expense, other financial income & expense and share of loss from associated companies.
7.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Webcast and Conference Call Instructions
The Company will host a conference call on February 26, 2025 at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Time to discuss its full-year 2024 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, i.e. investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event. To listen the Company's conference call, click on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2025/Alcons-Fourth-Quarter-2024-Earnings-Conference-Call-2025-Y8DYlWuzOd/default.aspx

The Company's fourth-quarter 2024 press release, interim financial report and supplemental presentation materials, as well as its 2024 Annual Report can be found online through Alcon's Investor Relations website, or by clicking on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2025/Alcons-Fourth-Quarter-2024-Earnings-Conference-Call-2025-Y8DYlWuzOd/default.aspx

Additionally, Alcon's 2024 Annual Report is available on https://investor.alcon.com/financials/annual-reports/default.aspx and its 2024 Annual Report on Form 20-F filed today with the US Securities and Exchange Commission on https://investor.alcon.com/financials/sec-filings/default.aspx. Alcon shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request.

Cautionary Note Regarding Forward-Looking Statements
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; our ability to effectively manage the risks associated with the ethical use of disruptive technologies; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; the increasingly challenging economic, political and legal environment in China; terrorism, war and other resulting events such as economic sanctions and trade restrictions; our ability to manage the risks associated with operating as a third party contract manufacturer; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our success in completing and integrating strategic acquisitions, including equity investments in early-stage companies; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency and free cash flow.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, core gross margins, operating income margins and core operating income margins are calculated based upon net sales unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2024		2023		2024		2023

United States	1,109	45%	1,067	46%	4,511	46%	4,312	46%
International	1,368	55%	1,265	54%	5,325	54%	5,058	54%
Net sales	2,477	100%	2,332	100%	9,836	100%	9,370	100%

Consolidated Income Statement (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions except earnings per share)	2024	2023	2024	2023
Net sales	2,477	2,332	9,836	9,370
Other revenues	25	20	75	85
Net sales and other revenues	2,502	2,352	9,911	9,455
Cost of net sales	(1,093)	(1,049)	(4,328)	(4,141)
Cost of other revenues	(24)	(13)	(71)	(67)
Gross profit	1,385	1,290	5,512	5,247
Selling, general & administration	(802)	(794)	(3,250)	(3,209)
Research & development	(232)	(208)	(876)	(828)
Other income	61	6	77	80
Other expense	(17)	(86)	(50)	(251)
Operating income	395	208	1,413	1,039
Interest expense	(48)	(47)	(192)	(189)
Other financial income & expense	9	7	43	(18)
Share of (loss) from associated companies	(7)	—	(8)	—
Income before taxes	349	168	1,256	832
Taxes	(65)	259	(238)	142
Net income	284	427	1,018	974

Earnings per share ($)
Basic	0.57	0.87	2.06	1.98
Diluted	0.57	0.86	2.05	1.96

Weighted average number of shares outstanding (millions)
Basic	494.7	493.3	494.4	493.0
Diluted	498.1	496.4	497.5	496.5

Balance sheet highlights

($ millions)	December 31, 2024	December 31, 2023
Cash and cash equivalents	1,676	1,094
Time deposits	153	—
Current financial debts	105	63
Non-current financial debts	4,538	4,676
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the twelve months ended December 31, 2024 and 2023, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2024	2023
Net cash flows from operating activities	2,077	1,388
Purchase of property, plant & equipment	(473)	(658)
Free cash flow	1,604	730

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended December 31, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Divestment of product rights(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,385	167	—	—	1,552
Operating income	395	169	(57)	(9)	498
Income before taxes	349	169	(57)	(9)	452
Taxes(6)	(65)	(30)	2	—	(93)
Net income	284	139	(55)	(9)	359
Basic earnings per share ($)	0.57				0.73
Diluted earnings per share ($)	0.57				0.72
Basic - weighted average shares outstanding (millions)(7)	494.7				494.7
Diluted - weighted average shares outstanding (millions)(7)	498.1				498.1
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended December 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(4)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,290	164	—	(6)	1,448
Operating income	208	167	57	8	440
Income before taxes	168	167	57	8	400
Taxes(6)	259	(30)	(12)	(272)	(55)
Net income	427	137	45	(264)	345
Basic earnings per share ($)	0.87				0.70
Diluted earnings per share ($)	0.86				0.70
Basic - weighted average shares outstanding (millions)(7)	493.3				493.3
Diluted - weighted average shares outstanding (millions)(7)	496.4				496.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Twelve months ended December 31, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Divestment of product rights(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	5,512	662	—	—	3	6,177
Operating income	1,413	667	9	(57)	(5)	2,027
Income before taxes	1,256	667	9	(57)	(5)	1,870
Taxes(6)	(238)	(119)	—	2	—	(355)
Net income	1,018	548	9	(55)	(5)	1,515
Basic earnings per share ($)	2.06					3.06
Diluted earnings per share ($)	2.05					3.05
Basic - weighted average shares outstanding (millions)(7)	494.4					494.4
Diluted - weighted average shares outstanding (millions)(7)	497.5					497.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Twelve months ended December 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(4)	Other items(5)	Core results (non-IFRS measure)
Gross profit	5,247	663	—	7	5,917
Operating income	1,039	675	139	(4)	1,849
Income before taxes	832	675	139	(4)	1,642
Taxes(6)	142	(121)	(26)	(277)	(282)
Net income	974	554	113	(281)	1,360
Basic earnings per share ($)	1.98				2.76
Diluted earnings per share ($)	1.96				2.74
Basic - weighted average shares outstanding (millions)(7)	493.0				493.0
Diluted - weighted average shares outstanding (millions)(7)	496.5				496.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)    Includes impairment charges related to intangible assets.
(3)    For the three and twelve months ended December 31, 2024, includes a net gain related to the divestment of certain product rights in China.
(4)    Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program. The transformation program was completed in the fourth quarter of 2023.
(5)    For the three months ended December 31, 2024, Operating income primarily includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of option rights.
For the three months ended December 31, 2023, Gross profit includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes integration related expenses for an acquisition and the amortization of option rights, partially offset by fair value adjustments of financial assets.
For the twelve months ended December 31, 2024, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets, partially offset by the amortization of option rights.
For the twelve months ended December 31, 2023, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes the release of a contingent liability related to an acquisition and fair value adjustments to contingent consideration liabilities, partially offset by integration related expenses for an acquisition, the amortization of option rights and fair value adjustments of financial assets.
(6)    For the three months ended December 31, 2024, tax associated with operating income core adjustments of $103 million totaled $28 million with an average tax rate of 27.2%.
For the three months ended December 31, 2023, total tax adjustments of $314 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $232 million totaled $45 million with an average tax rate of 19.4%. Core tax adjustments for discrete tax items totaled $269 million, primarily due to a $263 million tax benefit associated with a long-term agreement related to deductibility of a statutory expense in Switzerland.
For the twelve months ended December 31, 2024, tax associated with operating income core adjustments of $614 million totaled $117 million with an average tax rate of 19.1%.
For the twelve months ended December 31, 2023, total tax adjustments of $424 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $810 million totaled $155 million with an average tax rate of 19.1%. Core tax adjustments for discrete tax items totaled $269 million, primarily due to a $263 million tax benefit associated with a long-term agreement related to deductibility of a statutory expense in Switzerland.
(7) Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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